FOR IMMEDIATE RELEASE

David L. Sokol - Chairman and Chief Executive Officer(402) 341-4500
John G. Sylvia - Senior Vice President, Chief Financial Officer(402) 341-4500 Dale R. Schuster - Vice President, Administration (402) 341-4500

                            Exhibit 2

                  CALIFORNIA ENERGY ANNOUNCES
    CE CASECNAN WATER AND ENERGY CO. COMPLETES DEBT OFFERING

OMAHA, NEBRASKA, November 27, 1995 -- California Energy Company, Inc. (the "Company") (NYSE, PSE and LSE symbol: CE) announced today the closing of CE Casecnan Water and Energy Co.'s debt offering for its combined irrigation and 150 MW capacity hydroelectric project in the Philippines.

CE Casecnan Water and Energy Co. ("CWEC"), a partially owned indirect subsidiary of the Company and Peter Kiewit Sons' Inc., completed a sale to institutional buyers of $371.5 million principal amount of Senior Secured Notes and Bonds, which are nonrecourse to the Company. CWEC's debt securities were rated Ba2 by Moody's and BB, with a positive outlook, by Standard & Poor's and were offered in a $75 million floating rate Euro-note tranche with a 7-year final maturity, a $125 million fixed rate note tranche with a 10-year final maturity, and a $171.5 million fixed rate bond tranche with a 15-year final maturity.

Proceeds from the issuance of the CWEC debt securities will be used, together with equity contributions of $124 million, to fund the development, construction, testing and start-up of CWEC's combined irrigation and 150 MW capacity hydroelectric project in the Philippines.

"The financial closing and imminent start of construction of the Casecnan combined irrigation and hydroelectric power project is a significant milestone in the implementation of the Company's strategy of market and fuel diversification and again demonstrates the Company's ability to develop and bring to financial closure major international power development projects in an expeditious fashion," stated David L. Sokol, Chairman and Chief Executive Officer of California Energy Company, Inc. "This is a very exciting project for both the Company and the people of the Philippines. The Casecnan project should provide major economic and social benefits to the Philippines. This project is designed to improve regional irrigation and to achieve a significant increase in farmland utilization which could lead to improved exportation of rice crops," Mr. Sokol added.

CS First Boston, Bear, Stearns & Co. Inc., and Lehman Brothers were the initial purchasers of the CWEC debt securities, and their international affiliates were the managers of the Euro-note offering. The CWEC debt securities have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons, except to certain qualified institutional buyers and to certain persons in offshore transactions in reliance on applicable exemptions under the Securities Act of 1933.

California Energy Company, Inc., a leading independent power producer, is an international developer, owner and operator of environmentally responsible power generation facilities. Its thirteen operating facilities produce 575 net MW of power, with 690 net MW under construction and in excess of 1,400 MW currently under award or contract.

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